UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

VUANCE LTD.
(Translation of Registrant’s name into English)

Nolton House
14, Shenkar Street,
Hertzliya Pituach,
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Vuance Ltd. (the "Registrant") files as Exhibit 1 to this Report on Form 6-K, the results of its Annual General Meeting of Shareholders held on December 8, 2011 and which is hereby incorporated by reference herein.

Additionally, the Registrant announces that Mrs. Tsviya Trabelsi, the Chairman of its Board of Directors has resigned from the Board, effective December 12, 2011.  The board of directors of the Registrant has approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011. Mr. Trabelsi served as the chief executive officer of the Registrant until November 1, 2011, and has served as a member of the Registrant’s board since November 1, 2011.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chairman of the Board of Directors

Date: December 19, 2011